NTK HOLDINGS REPORTS RECORD 2005 AND
FOURTH-QUARTER SALES/OPERATING EARNINGS

———————————————

PROVIDENCE, RI, March 9, 2006—**NTK Holdings, Inc.** ("**NTK Holdings**"), the parent company of **Nortek Holdings, Inc.** ("**Nortek Holdings**") and **Nortek, Inc.** ("**Nortek**"), a leading international designer, manufacturer and marketer of high-quality branded products for ventilation, HVAC and residential comfort, convenience and entertainment, today announced record 2005 annual and fourth-quarter sales and operating earnings with sales nearing $2 billion.

Richard L. Bready, Chairman and Chief Executive Officer, said, "Strong fourth-quarter performance by **NTK Holdings'** operating segments clearly demonstrated continuation of our momentum and efficiencies, which delivered growth rates in operating earnings that exceeded growth rates in sales."

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Key financial highlights from continuing operations for 2005 include:

- Net sales of $1,959 million, an increase of 16.7 percent over the $1,679 million recorded in the combined periods of 2004.

- Operating earnings of $236.9 million, compared to the $74.7 million recorded in the combined periods of 2004. Operating earnings for the combined periods of 2004 are net of expenses and charges arising from the THL transaction of approximately $83.7 million.

- Depreciation and amortization expense of $45.9 million, compared to $48.3 million in 2004.

- Acquisitions contributed approximately $86.4 million to net sales and $9.9 million to operating earnings for the year ended December 31, 2005.

Mr. Bready said that, "Among the factors powering **NTK Holdings'** successful 2005 was the Company's strengthened Home Technology Products segment, which demonstrated the positive benefits and synergies of its ongoing acquisition program. Also, **NTK Holdings'** residential HVAC markets benefited from a warm summer season and other factors that drove record industry shipments of central air conditioners and heat pumps."

Key financial highlights from continuing operations for the fourth quarter included:

- Net sales of $503 million, an increase of 25.8 percent, compared to the $400 million recorded for the fourth quarter of 2004.

- Operating earnings of $69.7 million, compared to last year's $26.6 million.

- Depreciation and amortization expense of $11.5 million, compared to $16.2 million in last year's fourth quarter.

As of December 31, 2005, **NTK Holdings** had approximately $77.2 million in unrestricted cash and cash equivalents and has no borrowings outstanding under its $100-million revolving credit facility.

Mr. Bready said that, "Along with achieving record sales and earnings in 2005, we are also proud of a number of **NTK Holdings'** other important accomplishments. These include:

- Completed five acquisitions that strengthened **NTK Holdings'** Home Technology Products segment.

- Successfully implemented the introduction of the new Seasonal Energy Efficiency Ratio (13 SEER) products required by federal regulation in our Air Conditioning and Heating Products segment.

- Successfully introduced new products, particularly in our Residential Ventilation Products segment.

- Expanded globally in China and started construction in Poland for our Residential Ventilation Products segment.

- Continued successful manufacturing efficiency and strategic sourcing programs across all business segments, which included establishing a strategic sourcing organization in Asia."

Mr. Bready added, "2005 was a record year for home sales and one of the best in history in new residential construction. As we look to 2006, U.S. residential remodeling activity is expected to grow at a slower pace than 2005 and residential new construction is expected to decline slightly in the U.S. In 2006, industry shipments of air conditioning and heat pump equipment are expected to be strong but not equal to the level of shipments in 2005. Additionally, we expect the commercial HVAC and manufactured housing markets in 2006 to be comparable to 2005. And finally, in the Home Technology Products segment we expect growth in 2006 as the custom installation market continues its expansion."

On August 27, 2004, affiliates of Thomas H. Lee Partners L.P., in partnership with certain members of **NTK Holdings'** management purchased all of the outstanding capital of the former **Nortek Holdings, Inc.**, in a transaction valued at approximately $1.74 billion before fees and expenses (the "THL transaction") from affiliates of Kelso and Company L.P. and certain other parties.

The 2004 combined results include the pre-acquisition period from January 1 to August 27 and the post-acquisition period from August 28 to December 31.

NTK Holdings*, the parent company of **Nortek Holdings*** and **Nortek***, is a leading international manufacturer and distributor of high-quality, competitively priced commercial and residential ventilation, HVAC and home technology comfort, convenience and entertainment products. **NTK Holdings** and **Nortek** offer a broad array of products for improving the environments where people live and work. Their products include: range hoods, bath fans, indoor air quality systems, medicine cabinets and central vacuums; heating and air conditioning systems; and home technology offerings, including audio, video, entry and security and other products.

*As used herein, the terms "NTK Holdings," "Nortek Holdings" or "Nortek" refers to NTK Holdings, Inc., together with its subsidiaries, unless the context indicates otherwise. These terms are used for convenience only and are not intended as a precise description of any of the separate corporations, each of which manages its own affairs.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Nortek's current plans and expectations and involve risks and uncertainties that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements. Important factors impacting such forward-looking statements include the availability and cost of raw materials and purchased components, the level of construction and remodeling activity, changes in general economic conditions, the rate of sales growth and product liability claims. Nortek undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. For further information, please refer to the reports and filings of Nortek Holdings and Nortek with the Securities and Exchange Commission.

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NTK HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED SUMMARY OF OPERATIONS

			For the Periods		
			Post-Acquisition		**Pre-Acquisition**
	For the three months ended		**Jan. 1, 2005 -**	**Aug. 28, 2004 -**	**Jan. 1, 2004 -**
	Dec. 31, 2005	**Dec. 31, 2004**	**Dec. 31, 2005**	**Dec. 31, 2004**	**Aug. 27, 2004**
			(Amounts in thousands)		
Net Sales	$ 503,380	$ 399,950	$ 1,959,224	$ 560,978	$ 1,117,860
Costs and Expenses:					
Cost of products sold	340,294	293,160	1,361,427	409,052	792,759
Selling, general and administrative expense	88,199	73,200	342,616	101,466	199,943
Amortization of intangible assets	5,212	6,994	18,321	8,398	8,869
Expenses and charges arising from the Acquisition	---	---	---	---	83,700
	433,705	373,354	1,722,364	518,916	1,085,271
Operating earnings	69,675	26,596	236,860	42,062	32,589
Interest expense	(34,321)	(25,689)	(138,578)	(42,487)	(56,073)
Loss from debt retirement	---	---	---	---	(130,736)
Investment income	746	293	1,818	325	1,520
Earnings (loss) from continuing operations before provision (benefit) for income taxes	36,100	1,200	100,100	(100)	(152,700)
Provision (benefit) for income taxes	17,700	4,000	43,200	3,500	(41,400)
Earnings (loss) from continuing operations	18,400	(2,800)	56,900	(3,600)	(111,300)
(Loss) earnings from discontinued operations	---	(500)	---	(500)	67,400
Net earnings (loss)	$ 18,400	$ (3,300)	$ 56,900	$ (4,100)	$ (43,900)

The accompanying notes are an integral part of this unaudited condensed consolidated summary of operations.

(A)   The unaudited condensed consolidated summary of operations presented herein for the "Pre-Acquisition" period from January 1, 2004 to August 27, 2004 reflects the results of operations of the former Nortek Holdings, Inc. and all of its wholly-owned subsidiaries (the predecessor company) and for the "Post-Acquisition" periods from August 28, 2004 to December 31, 2004 and the year ended December 31, 2005 reflect the results of operations of NTK Holdings, Inc. and its wholly-owned subsidiary, Nortek Holdings, Inc. Nortek, Inc. ("Nortek") is a wholly-owned subsidiary of Nortek Holdings, Inc. ("Nortek Holdings"), and is required under the terms of its indenture to file periodic reports with the Securities and Exchange Commission ("SEC"). The unaudited condensed consolidated summary of operations includes the accounts of the former Nortek Holdings, Inc. and NTK Holdings, Inc., as appropriate, and all of their wholly-owned subsidiaries (individually and collectively, the "Company" or "NTK Holdings"), after elimination of intercompany accounts and transactions, without audit and, in the opinion of management, reflects all adjustments of a normal recurring nature necessary for a fair statement of the interim periods presented. Certain amounts in the prior year's unaudited condensed consolidated summary of operations have been reclassified to conform to the current year presentation. It is suggested that this unaudited condensed consolidated summary of operations be read in conjunction with the consolidated financial statements and the notes included in the Company's latest quarterly report on Form 10-Q, its latest annual report on Form 10-K and its Current Reports on Form 8-K as filed with the SEC.

(B)   The Company uses EBITDA as both an operating performance and liquidity measure. Operating performance measure disclosures with respect to EBITDA are provided below. Liquidity measure disclosures with respect to EBITDA and a reconciliation from net cash flows from operating activities to EBITDA are disclosed following the operating performance disclosures.

EBITDA is defined as net earnings (loss) before interest, taxes, depreciation and amortization expense. EBITDA is not a measure of operating performance under U.S. generally accepted accounting principles ("GAAP") and should not be considered as an alternative or substitute for GAAP profitability measures such as operating earnings (loss) from continuing operations, discontinued operations, extraordinary items and net income (loss). EBITDA as an operating performance measure has material limitations since it excludes, among other things, the statement of operations impact of depreciation and amortization expense, interest expense and the provision (benefit) for income taxes and therefore does not necessarily represent an accurate measure of profitability, particularly in situations where a company is highly leveraged or has a disadvantageous tax structure. The Company uses a significant amount of capital assets and depreciation and amortization expense is a necessary element of the Company's costs and ability to generate revenue and therefore its exclusion from EBITDA is a material limitation. The Company has a significant amount of debt and interest expense is a necessary element of the Company's costs and ability to generate revenue and therefore its exclusion from EBITDA is a material limitation. The Company generally incurs significant U.S federal, state and foreign income taxes each year and the provision (benefit) for income taxes is a necessary element of the Company's costs and therefore its exclusion from EBITDA is a material limitation. As a result, EBITDA should be evaluated in conjunction with net income (loss) for a more complete analysis of the Company's profitability, as net income (loss) includes the financial statement impact of these items and is the most directly comparable GAAP operating performance measure to EBITDA. As EBITDA is not defined by GAAP, the Company's definition of EBITDA may differ from and therefore may not be comparable to similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. Because of the limitations that EBITDA has as an analytical tool, investors should not consider it in isolation, or as a substitute for analysis of the Company's operating results as reported under GAAP.

Company management uses EBITDA as a supplementary non-GAAP operating performance measure to assist with its overall evaluation of Company and subsidiary operating performance (including the performance of subsidiary management) relative to outside peer group companies. In addition, the Company uses EBITDA as an operating performance measure in financial presentations to the Company's Board of Directors, shareholders, various banks participating in Nortek's Credit Facility, note holders and Bond Rating agencies, among others, as a supplemental non-GAAP operating measure to assist them in their evaluation of the Company's performance. The Company is also active in mergers, acquisitions and divestitures and uses EBITDA as an additional operating performance measure to assess Company, subsidiary and potential acquisition target enterprise value and to assist in the overall evaluation of Company, subsidiary and potential acquisition target performance on an internal basis and relative to peer group companies. The Company uses EBITDA in conjunction with traditional GAAP operating performance measures as part of its overall assessment of potential valuation and relative performance and therefore does not place undue reliance on EBITDA as its only measure of operating performance. The Company believes EBITDA is useful for both the Company and investors as it is a commonly used analytical measurement for comparing company profitability, which eliminates the effects of financing, differing valuations of fixed and intangible assets and tax structure decisions. The Company believes that EBITDA is specifically relevant to the Company, due to the different degrees of leverage among its competitors, the impact of purchase accounting associated with the Acquisition and Recapitalization, which impacts comparability with its competitors who may or may not have recently revalued their fixed and intangible assets, and the differing tax structures and tax jurisdictions of certain of the Company's competitors. The Company has included EBITDA as a supplemental operating performance measure, which should be evaluated by investors in conjunction with traditional GAAP performance measures for a complete evaluation of the Company's operating performance.

The following table presents a reconciliation from net earnings, which is the most directly comparable GAAP operating performance measure, to EBITDA for the fourth quarter ended December 31, 2005 and 2004:

	For the three months ended	
	Dec. 31, 2005	**Dec. 31, 2004**
	(Amounts in thousands)	
Net earnings (loss) *	$ 18,400	$ (3,300)
Provision for income taxes from continuing operations	17,700	4,000
Provision for income taxes from discontinued operations	---	500
Interest expense from continuing operations **	34,321	25,689
Investment income from continuing operations	(746)	(293)
Depreciation expense from continuing operations	6,174	5,909
Amortization expense from continuing operations	5,352	10,312
EBITDA	$ 81,201	$ 42,817

*   EBITDA includes approximately $100,000 of stock-based compensation charges recorded in the fourth quarter ended December 31, 2004.

Net loss for the fourth quarter ended December 31, 2004 includes a loss from discontinued operations of approximately $500,000.

** Interest expense from continuing operations for the fourth quarter ended December 31, 2005 includes cash interest of approximately $25,944,000 and non-cash interest of approximately $8,377,000 and interest expense from continuing operations for the fourth quarter ended December 31, 2004 includes cash interest of approximately $21,982,000 and non-cash interest of approximately $3,707,000.

The following table presents a reconciliation from net earnings, which is the most directly comparable GAAP operating performance measure, to EBITDA for the year ended December 31, 2005 and the periods from August 28, 2004 to December 31, 2004 and from January 1, 2004 to August 27, 2004:

	For the Periods		
	Post-Acquisition		Pre-Acquisition
	Jan. 1, 2005 - Dec. 31, 2005	Aug. 28, 2004 - Dec. 31, 2004	Jan. 1, 2004 - Aug. 27, 2004
	(Amounts in thousands)		
Net earnings (loss) *	$ 56,900	$ (4,100)	$ (43,900)
Provision (benefit) for income taxes from continuing operations	43,200	3,500	(41,400)
Provision for income taxes from discontinued operations	---	500	45,500
Interest expense from continuing operations **	138,578	42,487	56,073
Interest expense from discontinued operations	---	---	4,609
Investment income from continuing operations	(1,818)	(325)	(1,520)
Investment income from discontinued operations	---	---	(52)
Depreciation expense from continuing operations	26,608	8,433	16,731
Depreciation expense from discontinued operations	---	---	1,212
Amortization expense from continuing operations	19,261	14,095	9,092
Amortization expense from discontinued operations	---	---	201
EBITDA	$ 282,729	$ 64,590	$ 46,546

* EBITDA includes approximately $300,000, $100,000 and $48,500,000 of stock-based compensation charges recorded in the year ended December 31, 2005 and the periods from August 28, 2004 to December 31, 2004 and from January 1, 2004 to August 27, 2004, respectively.

Net earnings (loss) includes a loss from discontinued operations of approximately $500,000 for the period from August 28, 2004 to December 31, 2004 and includes earnings from discontinued operations of approximately $67,400,000 for the period from January 1, 2004 to August 27, 2004.

EBITDA for the period from January 1, 2004 to August 27, 2004 includes approximately $83,700,000 (which includes approximately $45,200,000 of the $48,500,000 of stock-based compensation expense noted above) of expenses and charges arising from the Acquisition and approximately $130,700,000 of loss on debt retirement, which are recorded in earnings (loss) from continuing operations. EBITDA for the period from January 1, 2004 to August 27, 2004 also includes approximately $6,400,000 of stock-based employee compensation charges related to the former Nortek Holdings' stock options retained by employees of Ply Gem subsequent to the sale of Ply Gem, which are recorded in earnings from discontinued operations.

** Interest expense from continuing operations for the year ended December 31, 2005 includes cash interest of approximately $108,665,000 and non-cash interest of approximately $29,913,000, interest expense from continuing operations for the period from August 28, 2004 to December 31, 2004 includes cash interest of approximately $38,391,000 and non-cash interest of approximately $4,096,000 and interest expense from continuing operations for the period from January 1, 2004 to August 27, 2004 includes cash interest of approximately $31,402,000 and non-cash interest of approximately $24,671,000.

(C)   The Company uses EBITDA as both a liquidity and operating performance measure. Liquidity measure disclosures with respect to EBITDA are provided below. Refer to the previous presentation for operating performance measure disclosures with respect to EBITDA and a reconciliation from net income (loss) to EBITDA.

EBITDA is defined as net earnings (loss) before interest, taxes, depreciation and amortization expense. EBITDA is not a measure of cash flow under U.S. generally accepted accounting principles ("GAAP") and should not be considered as an alternative or substitute for GAAP cash flow measures such as cash flows from operating, investing and financing activities. EBITDA does not necessarily represent an accurate measure of cash flow performance because it excludes, among other things, capital expenditures, working capital requirements, significant debt service for principal and interest payments, income tax payments and other contractual obligations, which may have a significant adverse impact on a company's cash flow performance thereby limiting its usefulness when evaluating the Company's cash flow performance. The Company uses a significant amount of capital assets and capital expenditures are a significant component of the Company's annual cash expenditures and therefore their exclusion from EBITDA is a material limitation. The Company has significant working capital requirements during the year due to the seasonality of its business, which require significant cash expenditures and therefore its exclusion from EBITDA is a material limitation. The Company has a significant amount of debt and the Company has significant cash expenditures during the year related to principal and interest payments and therefore their exclusion from EBITDA is a material limitation. The Company generally pays significant U.S federal, state and foreign income taxes each year and therefore its exclusion from EBITDA is a material limitation. As a result, EBITDA should be evaluated in conjunction with net cash from operating, investing and financing activities for a more complete analysis of the Company's cash flow performance, as they include the financial statement impact of these items. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDA does not reflect any cash requirements for replacements. As EBITDA is not defined by GAAP, the Company's definition of EBITDA may differ from and therefore may not be comparable to similarly titled measures used by other companies thereby limiting its usefulness as a comparative measure. Because of the limitations that EBITDA has as an analytical tool, investors should not consider it in isolation, or as a substitute for analysis of the Company's cash flows as reported under GAAP.

Company management uses EBITDA as a supplementary non-GAAP liquidity measure to allow the Company to evaluate its operating units cash-generating ability to fund income tax payments, corporate overhead, capital expenditures and increases in working capital. EBITDA is also used by management to allocate resources for growth among its businesses, to identify possible impairment charges, to evaluate the Company's ability to service its debt and to raise capital for growth opportunities, including acquisitions. In addition, the Company uses EBITDA as a liquidity measure in financial presentations to the Company's Board of Directors, shareholders, various banks participating in Nortek's Credit Facility, note holders and Bond Rating agencies, among others, as a supplemental non-GAAP liquidity measure to assist them in their evaluation of the Company's cash flow performance. The Company uses EBITDA in conjunction with traditional GAAP liquidity measures as part of its overall assessment of cash flow ability and therefore does not place undue reliance on EBITDA as its only measure of cash flow performance. The Company believes EBITDA is useful for both the Company and investors as it is a commonly used analytical measurement for assessing a company's cash flow ability to service and/or incur additional indebtedness, which eliminates the impact of certain non-cash items such as depreciation and amortization. The Company believes that EBITDA is specifically relevant to the Company due to the Company's leveraged position as well as the common use of EBITDA as a liquidity measure within the Company's industries by lenders, investors, others in the financial community and peer group companies. The Company has included EBITDA as a supplemental liquidity measure, which should be evaluated by investors in conjunction with the traditional GAAP liquidity measures for a complete evaluation of the Company's cash flow performance.

The following table presents a reconciliation from net cash used in operating activities, which is the most directly comparable GAAP liquidity measure, to EBITDA for the year ended December 31, 2005 and the periods from August 28, 2004 to December 31, 2004 and from January 1, 2004 to August 27, 2004:

	For the Periods		
	Post-Acquisition		Pre-Acquisition
	Jan. 1, 2005 - Dec. 31, 2005	Aug. 28, 2004 - Dec. 31, 2004	Jan. 1, 2004 - Aug. 27, 2004
	(Amounts in thousands)		
Net cash used in operating activities *	$ 70,721	$ 56,205	$ 35,038
Cash used by working capital and other long-term asset and liability changes	86,036	(32,573)	(792)
Non-cash interest expense, net	(29,913)	(4,096)	(24,671)
Effect of the Acquisition, net	---	---	(38,423)
Effect of the Recapitalization, net	---	---	---
Non-cash stock-based compensation	(324)	(108)	(48,561)
Gain on sale of property and equipment	1,549	---	---
Loss from debt retirement	---	---	(130,736)
Gain on sale of discontinued operations	---	---	125,200
Deferred federal income tax provision (benefit) from continuing operations	(25,300)	(1,000)	46,900
Operating cash flows from discontinued operations	---	---	(532)
Deferred federal income tax provision (benefit) from discontinued operations	---	---	18,500
Provision (benefit) for income taxes from continuing operations	43,200	3,500	(41,400)
Provision (benefit) for income taxes from discontinued operations	---	500	45,500
Interest expense from continuing operations **	138,578	42,487	56,073
Interest expense from discontinued operations	---	---	4,609
Investment income from continuing operations	(1,818)	(325)	(1,520)
Investment income from discontinued operations	---	---	(52)
Depreciation expense from discontinued operations	---	---	1,212
Amortization expense from discontinued operations	---	---	201
EBITDA	$ 282,729	$ 64,590	$ 46,546

* Net earnings (loss) includes a loss from discontinued operations of approximately $500,000 for the period from August 28, 2004 to December 31, 2004 and includes earnings from discontinued operations of approximately $67,400,000 for the period from January 1, 2004 to August 27, 2004.

EBITDA for the period from January 1, 2004 to August 27, 2004 includes approximately $83,700,000 (which includes approximately $45,200,000 of the $48,500,000 of stock-based compensation expense noted above) of expenses and charges arising from the Acquisition and approximately $130,700,000 of loss on debt retirement, which are recorded in earnings (loss) from continuing operations. EBITDA for the period from January 1, 2004 to August 27, 2004 also includes approximately $6,400,000 of stock-based employee compensation charges related to the former Nortek Holdings' stock options retained by employees of Ply Gem subsequent to the sale of Ply Gem, which are recorded in earnings from discontinued operations.

** Interest expense from continuing operations for the year ended December 31, 2005 includes cash interest of approximately $108,665,000 and non-cash interest of approximately $29,913,000, interest expense from continuing operations for the period from August 28, 2004 to December 31, 2004 includes cash interest of approximately $38,391,000 and non-cash interest of approximately $4,096,000 and interest expense from continuing operations for the period from January 1, 2004 to August 27, 2004 includes cash interest of approximately $31,402,000 and non-cash interest of approximately $24,671,000.